EMI

RECEIVED

NOV 22 A 9:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

15th November, 2006.

Attn: Filing Desk - Stop 1-4

06018655

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 1st November 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release, dated 15th November 2006, announcing the Group's results for the six months ended 30th September 2006, including the declaration of an interim dividend.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

Enc.

News Release

FOR IMMEDIATE RELEASE

RECEIVED

ER 06/95

15 November 2006

EMI GROUP PLC RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

In the first half, EMI Group delivered rapid digital growth, continued creative success across both divisions and made good progress on its restructuring initiatives.

Strong second-half release schedules for both divisions, together with continued growth in digital revenues and on-going cost discipline, give the Board confidence that the Group is on track to deliver results in line with its expectations for the full year, after taking into account the impact of the fraud in Brazil.

- EMI Group reports revenue of £867.9m compared to £924.6m in the prior year, a decline of 4.1% at constant currency.

- Group digital revenues grew by 68.4% at constant currency, totalling £73.7m in the first half. Digital revenues represented 8.5% of total Group revenues, significantly up from 5.4% in the financial year ended 31 March 2006.

- EMI Music revenues declined by 5.2% at constant currency, largely reflecting the phasing of the planned release schedule which, as previously indicated, has a greater weighting to the second half of the financial year. Digital revenues grew by 78.2% at constant currency, representing 9.4% of total divisional revenues in the half.

- EMI Music Publishing delivered revenues in line with last year at constant currency and an increase in reported profit from operations of 5.8%.

- A&R strength across both divisions:

  - EMI Music continues to break new talent with success in North America in the first half including Letoya, Cherish, 30 Seconds to Mars and The Red Jumpsuit Apparatus;

  - Second-half releases from EMI Music include albums from Robbie Williams, Norah Jones, Keith Urban, Joss Stone, Dierks Bentley, RBD, Relient K, All Saints, Vasco Rossi, Simon Webbe, Depeche Mode, The Magic Numbers, The Thrills and Moby. The Beatles also have an exciting new release, where the legendary producer Sir George Martin, and his son Giles, have been working with the entire archive of Beatles recordings to create the *LOVE* album;

   - EMI Music Publishing's first-half chart share reflects the high quality of its songwriting talent and resulted in mechanical and performance revenues outperforming the recorded music market;

   - Key second-half releases for EMI Music Publishing include albums from Natasha Bedingfield, Kelly Clarkson, Daddy Yankee, Diddy, Snoop Dogg, Good Charlotte, Il Divo, Jay-Z, My Chemical Romance, Scissor Sisters, Sting, Kanye West and Amy Winehouse.

- Group profit from operations reduced to £62.7m from £86.7m in the prior year. This largely reflects the decline in first-half revenues at EMI Music, and the one-off impact of £9.0m from the previously reported accounting fraud at EMI Music's Brazilian operations.

- Underlying profit before tax of £18.6m, after taking into account the one-off profit impact of the fraud in Brazil, compared to £41.0m in the prior year.

- Underlying diluted EPS decreased to 1.4p from 3.8p in the prior year.

- Interim dividend maintained at 2.0p per share.

Enquiries

EMI Group plc		
Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625
Brunswick Group LLP		
Patrick Handley		+44 20 7404 5959

A live webcast of EMI's presentation to investors and analysts will take place at 9.00 am (UK time) today, 15 November 2006, and can be accessed via the Company's web site, www.emigroup.com. An archive will be available for viewing shortly thereafter.

This press release contains forward-looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries, sectors and markets in which the Group operates. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions because they relate to events and/or depend on circumstances that may or may not occur in the future and could cause actual results and outcomes to differ materially from those expressed in or implied by the forward-looking statements. Whilst it is believed that the expectations reflected in these statements are reasonable, no assurances can be given that the forward-looking statements in this press release will be realised.

Chairman's statement

The results for the first half of the financial year largely reflect the phasing of EMI Music's planned release schedule which, as previously indicated, has a greater weighting to the second half of the financial year than in prior years. EMI Music Publishing once again delivered a strong performance.

Group revenue for the six months to 30 September 2006, declined by 4.1% at constant currency and by 6.1% on a reported basis. The lower first-half revenues at EMI Music, and the £9.0m one-off cost of the fraud discovered in October at our recorded music business in Brazil, are the key reasons for the reported first-half decline in Group profit from operations from £86.7m to £62.7m. The Board has declared an unchanged interim dividend of 2.0p per share.

Digital revenue continues to grow rapidly, substantially increasing its share of total Group revenue. At EMI Music, digital revenue increased to £62.4m representing 9.4% of divisional revenue compared to 5.6% in the financial year to 31 March 2006. We expect continued strong growth in this revenue stream in the second half driven by EMI Music's release schedule, the expected launch of new portable music players and the seasonal pick up in digital revenue that has been seen in the past two years. For EMI Music Publishing, digital revenue grew to £11.3m representing 5.6% of divisional revenue. The full tracking and auditing of the increasing number of uses for our songs remains a key priority and EMI Music Publishing continues to drive the industry's agenda on issues such as rate setting and collection. While we are making progress, there is some way to go in fully capturing all music publishing digital revenues.

In EMI Music, our A&R strategy is proving to be successful. We continue to break new acts, who are not only producing the hits of today, but are strengthening our roster for the long term. In particular, during the half, we saw a number of artists break through in the US including Letoya, Cherish, 30 Seconds To Mars and The Red Jumpsuit Apparatus. In the UK, we saw continued success from KT Tunstall, Corinne Bailey Rae and The Kooks, whilst Lily Allen burst onto the music scene in July heading to the top of the charts.

At EMI Music Publishing, the outstanding quality of our songwriting talent has once again been reflected in our chart share over the period as well as in our mechanical and performance revenues, which have outperformed the recorded music industry.

In October 2006, we announced Marty Bandier's resignation as Chairman and joint CEO of EMI Music Publishing. I would like to thank Marty for the immense contribution he has made to the development of EMI Music Publishing over the past 17 years. Roger Faxon, who is currently President and joint CEO of EMI Music Publishing, will succeed Marty as sole CEO from April 2007 when Marty will leave the business. I am confident that Roger and his highly talented management team will drive this exceptional business to new heights in the years ahead.

We have made strong progress on the Group-wide cost saving initiatives announced in April 2006. We are on track to achieve £10.0m of savings over the full year and a total of £30.0m by the end of the 2007/08 financial year.

Industry environment

A fall in the industry's physical music revenue in the six months to 30 September 2006, resulted in an overall decline in the value of the recorded music market over the period. Digital revenues, however, continued to show strong growth and the evolution of new digital services, business models, devices and technologies continued at a rapid pace. Consumer take up of digital music devices is growing at an impressive rate and, with market penetration still at less than 30%, there is significant untapped potential. Product innovation and the entry of new players underpin our confidence that we will continue to see substantial growth in digital revenue. Microsoft announced the launch of its portable digital music player, the Zune, which is now being rolled out in the US, with tracks and videos from EMI Music artists pre-loaded onto the device. Over the next six months, we will continue to see the launch of a new generation of mobile phones with enhanced music capabilities from, for example, Nokia and Sony Ericsson, as handset manufacturers continue to drive uptake through improved media functionality.

The fight against piracy remains a key priority. The industry has secured a number of important results over the period such as an industry-wide settlement with Kazaa, a ruling against StreamCast and the suspension of Mastercard and Visa's payment services to Russian site AllofMP3.com. It is reassuring that a number of courts and governments around the world have held that it is not acceptable to authorise the widespread infringement of others' intellectual property. The industry's anti-piracy efforts also appear to be having an impact on consumer behaviour with, for example, peer-to-peer usage remaining relatively stable in the US despite a significant increase in the number of households with broadband access. With the on-going evolution in the music market we expect the battle against piracy to remain a continuing challenge.

We believe that the fundamentals remain in place for the music market to return to growth driven by digital development. In the short term, the industry release schedule will help to drive the market's trajectory and we are encouraged by the slate of industry releases due out for this Christmas season.

Group outlook

We have an outstanding collection of releases due in the second half of the financial year from both divisions.

From EMI Music, we have albums from Robbie Williams, Norah Jones, Keith Urban, Joss Stone, Dierks Bentley, RBD, Relient K, All Saints, Vasco Rossi, Simon Webbe, Depeche Mode, The Magic Numbers, The Thrills and Moby. We also have an exciting new release from The Beatles, where the legendary producer Sir George Martin, and his son Giles, have been working with the entire archive of Beatles recordings to create the *LOVE* album.

Key second-half releases for EMI Music Publishing include albums from Natasha Bedingfield, Kelly Clarkson, Daddy Yankee, Diddy, Snoop Dogg, Good Charlotte, Il Divo, Jay-Z, Norah Jones, My Chemical Romance, Scissor Sisters, Sting, Kanye West and Amy Winehouse.

The strength of this line up, together with continued strong growth in digital revenues and on-going cost discipline, give the Board confidence that the Group is on track to deliver results in line with its expectations for the full year, after taking into account the impact of the fraud in Brazil.

Business review

Part I

EMI Music

EMI Music reported first-half revenues of £667.1m, a decline of 5.2% at constant currency. This year-on-year decline largely reflects the phasing of the planned release schedule which is more heavily weighted to the second half than in prior years.

Digital revenues continued to grow rapidly and during the half represented 9.4% of total divisional revenue compared to 5.6% for the financial year to 31 March 2006. In particular, we have seen strong growth in revenue from mobile music products in North America with, for example, Bubba Sparxxx's single *Ms. New Booty* selling more than 1m full-track single downloads to mobile during the period. Revenue from the sale of music videos has also grown strongly, albeit off a small base, with the particularly strong growth being seen in Japan where revenue was generated from mobile services including KDDI and DoCoMo. We have also been working closely with Napster who recently launched the first paid subscription service in Japan.

Reported profit from operations, after adjusting for the accounting fraud in Brazil, was £11.5m in the first half. The impact on underlying profit from operations of lower revenue and the changed mix of releases as compared the prior year was partly mitigated by the delivery of cost savings from the initiatives announced in April 2006 and higher operating margin achieved from digital music revenue.

During the past six months we have made good progress with our cost saving and other initiatives. In particular, the restructuring of our Japanese operations is well underway and, since April 2006, we have seen the introduction of a new organisational structure with a focus on the reallocation of resources into the key areas of A&R and marketing. Across Continental Europe, we have successfully restructured a number of areas including the Mute label and operations in Scandinavia, Austria and Portugal. In particular, our shared finance service programme is well advanced and is expected to be completed shortly.

Our North American business delivered an encouraging performance in the first half driven by a healthy mix of releases. This included albums from established artists such as Janet Jackson, Bob Seger and Trace Adkins, new developing artists such as Letoya, 30 Seconds to Mars, Cherish and The Red Jumpsuit Apparatus as well as developing international artists, such as Corinne Bailey Rae and KT Tunstall who have successfully broken into the US market. The North American release schedule for the second half is strong, including new albums from Dierks Bentley, Keith Urban, Norah Jones, Relient K and Joss Stone. Latin sensation, RBD, who are signed to our EMI Televisa joint-venture, continue to go from strength to strength. Their much anticipated new album *Celestial* will be released prior to Christmas and will be followed by an English language album, both on international release.

As expected, the UK had a light first-half release schedule with no new releases during the period from any of our major-selling established artists. Importantly, we continued to see good success in developing and breaking new artists in the UK. In the first half, Corinne Bailey Rae's self-titled debut album continued to sell well with total unit sales, including digital, exceeding 2.5m. The Kooks' debut album, *Inside In/Inside Out*, which has now sold more than 1.5m units, has seen sustained success

being in the top 10 of the UK charts for an impressive 25 weeks. Lily Allen has firmly positioned herself as one of the UK's leading female artists, with her debut album *Alright Still* selling more than 750k units to date. She has also seen success in Continental Europe and is now working on entering the US market. From the UK in the second half, the latest album from Robbie Williams, *Rudebox*, the *LOVE* album from The Beatles, and releases from All Saints, Depeche Mode, The Magic Numbers, Moby, The Thrills and Simon Webbe, are expected to sell well.

In Continental Europe, we continued to maximise the opportunity from the sale of local repertoire in the first half. Top-selling local EMI Music artists included Renaud, Diam's and Raphael from France; Pur, Lafee and Helmut Lotti from Germany; and Tiziano Ferro from Italy. Second-half releases include albums from local artists Vasco Rossi, Wir Sind Helden and Arrebato. International releases from Moby, Depeche Mode, Norah Jones and Joss Stone are also expected to sell well in the region.

In Japan, local superstar artist Hikaru Utada released her new album, *Ultra Blue*, in June. Through a focus on mobile music marketing initiatives, almost 1m full-track singles from the album were downloaded to mobile in the half. Other top-selling albums in Japan during the period included *G4* from Glay, *A Girl in Summer* from Yumi Matsutoya and *20 Y.O.* from Janet Jackson.

Part II

EMI Music Publishing

EMI Music Publishing has again outperformed the recorded music industry over the six months to 30 September 2006, delivering revenue in line with the prior year at constant currency. The quality of the division's roster of songwriters was reflected in strong on-going chart share and demonstrated the continued success of our A&R strategy. Notable hits over the period included songs by Scissor Sisters, Fergie, James Blunt, Beyonce, Kasabian, Christina Aguilera, Pink, Rihanna, The Feeling and The Zutons.

The division has built an exceptional catalogue of song copyrights featuring all-time classics as well as today's hottest hits and is focused on maximising the value of this asset through existing and new uses. In pursuing this objective, good progress has been made with our planned systems' investment and we have recently implemented a new programme for tracking the use of our digital rights called 'Digits'. We believe we are taking a big step forward to enable faster and more efficient licensing of our content through our initiative to establish a pan-European one-stop shop for online rights, which is due to go live in January 2007.

Over the period, mechanical revenues, primarily generated from the sale of CDs, contributed 43.6% of divisional revenue and, despite declining by 1.4% at constant currency, outperformed the recorded music market. The division's creative success limited the impact of challenging industry conditions and, by region, the US was a particular area of robust performance.

Performance revenues saw an especially strong increase, growing by 8.5% at constant currency to represent just over 30.8% of divisional revenue. Performance income is generated when a song is broadcast on the radio or television, performed live on stage or played in a public venue such as a bar. The strength of this revenue stream in the period primarily reflected EMI Music Publishing's share of hit songs, which resulted in particularly strong radio and television airplay.

Synchronisation revenues accounted for 17.4% of divisional revenue and grew by 2.0% over the period. Such revenues are derived from the use of songs in audiovisual works such as television programmes, advertisements, films and computer games. Advertising and TV revenue saw good growth over the period and the division's songs were licensed by a huge range of brands including Orange, Bacardi, Lee Jeans, Starwood Sheraton and Verizon. In the mobile arena, there has been a shift from ring tones to newer products such as master tones and ring backs. The structure of the industry means that it is taking longer for the division to receive payment for these newer mobile revenue streams. We are working hard to resolve this issue and, while we are making good progress, we recognise that it may take some time before we fully capture our share of income for these products. Overall, we believe that synchronisation revenues will continue to be an engine for growth in the coming months and years.

Other revenues comprise receipts from stage productions, background library and enforcement actions. We have intensified our efforts in the area of enforcement in recent years, resulting in an increasing contribution from this activity. By their nature, enforcement revenues tend to be irregular and unpredictable and they were lower in the first half versus the prior year.

Recent and forthcoming releases from artists including Beyonce, Natasha Bedingfield, Kelly Clarkson, Daddy Yankee, Diddy, Snoop Dogg, Good Charlotte, Il Divo, Jay-Z, Norah Jones, My Chemical Romance, Scissor Sisters, Sting, Kanye West and Amy Winehouse will underpin the division's second-half performance.

Part III
Finance
Underlying trading

Group revenue decreased by 4.1% at constant currency in the first half of the year, comprising flat revenues for EMI Music Publishing and a 5.2% decrease in first-half revenues for EMI Music. At constant currency there were revenue decreases in all geographic regions apart from North America, where there was a 1.5% increase. The impact on translation from the material strengthening of Sterling during the period resulted in a further 2.0% decrease in revenue against the equivalent period in 2005/06. Overall, Group reported revenue decreased from £924.6m in the first half of the 2005/06 financial year to £867.9m in the equivalent period in 2006/07, a decrease of 6.1%.

Group underlying profit from operations (EBITA)[i] for the first half fell by 27.7% to £62.7m. EMI Music Publishing's contribution, after allocation of central costs, increased to £51.2m from £48.4m in the prior year, whilst that of EMI Music, again after allocation of central costs, fell to £11.5m from £38.3m. North America and Asia Pacific were the only geographic regions to report an increase in EBITA.

The above results are stated post the impact of the accounting fraud at EMI Music's business in Brazil which we announced on 25 October 2006. The fraud resulted in statutory revenues for EMI Music for the first half being reduced by £11.0m and EBITA being reduced by £9.0m from the levels indicated in the 16 October 2006 Trading Update. In light of our investigations to date, we believe that the one-off financial impact of the fraud, is limited to the above amounts. However, given the disruption to the business, it is likely that EMI Music's operations in Brazil will underperform in the full financial year.

The Group's share of profit from associates increased from £0.6m in 2005/06 to £0.7m in 2006/07.

Group underlying finance charges decreased from £46.3m in the first six months of 2005/06 to £44.8m in the equivalent period in 2006/07. The decreased finance charges, which resulted from lower average net borrowings, favourable changes in the mix of borrowing currencies, and higher notional net interest on pension fund assets, were achieved in spite of generally higher interest rates.

The Group's underlying tax charge decreased from £9.0m to £4.1m in the first half of the year. As in prior years, the underlying tax rate used in the calculation of the tax charge for the first half year was the proforma rate for the full year. For both 2005/06 and 2006/07, the rate is 22.0%.

The Group's underlying profit on ordinary activities after taxation[(ii)] decreased from £32.0m in the first six months of 2005/06 to £14.5m in 2006/07.

Underlying basic earnings per share[(ii)] were 1.4p in the first half of 2006/07 compared with 3.9p in the first half of 2005/06. Underlying diluted earnings per share, the calculation of which includes the impact of the possible exercise of dilutive share options, decreased over the same period from 3.8p to 1.4p.

Notes:
(i) Underlying Group profit from operations (EBITA) is before operating exceptional items and amortisation and before share of profit in associates.
(ii) Before exceptional items and amortisation.

Exceptional items and amortisation

Exceptional items and amortisation comprise operating exceptional costs, finance exceptional costs and amortisation of music copyrights and intangibles.

The Group reported operating exceptional income of £13.8m in the first half of 2006/07 compared with income of £2.6m in the first half of the prior year. In 2006/07, the exceptional income comprised gains on the sale of properties totalling £53.5m (mainly in Japan and the USA), less the costs of the headcount reduction and reorganisation project of £33.5m, and the costs of £6.2m incurred in connection with the potential acquisition of Warner Music Group.

The Group reported net finance exceptional costs relating to remeasurements of £5.6m compared to a credit of £28.6m in the first half of 2005/06. The two most significant elements of this movement were the loss on revaluation to fair value of the convertible bond derivative of £16.5m (2005/06: £14.2m gain), and the fair value revaluation of the Eurobond call feature derivative asset of £1.5m credit (2005/06: £14.2m credit). The remainder of the reported total in each year mainly arose from foreign exchange movements on unhedged borrowings.

Amortisation and impairment of music copyrights and other intangibles amounted to £23.6m in the first half of 2006/07 in comparison with £25.4m in the equivalent period last year.

Reported results

Total Group profit from operations, including share of associates, for the first six months of 2006/07 was £53.6m compared to £64.5m in the prior period. This reflected the partial offset of the reduction in total Group profit from operations by the increase in operating exceptional income. Total Group profit before taxation was £3.2m in the first half of 2006/07 as against £46.8m in the equivalent period of 2005/06.

The minority interest charge reduced from £1.1m in the prior year's first half to £0.5m in 2006/07. This primarily reflected the results of TOEMI, our Japanese recorded music business, and Tooth & Nail, a US music label.

The Group reported a loss on continuing operations after taxation for the first half of £30.1m as compared to a reported profit of £37.8m in the first six months of 2005/06.

The Board has declared an interim dividend of 2.0p per share, in line with the interim dividend last year.

Cash flow and net borrowings

The net cash outflow from operating activities was £156.1m for the first half of 2006/07 compared with an outflow of £79.0m in the first half of the prior year. The increased cash outflow was driven by reduced underlying profit, cash spend on the reorganisation programme and a working capital outflow, reflecting sales phasing.

The net cash inflow from investing activities was £76.9m in comparison with an outflow of £3.7m in the first half of the prior year. The higher amount in 2006/07 was the consequence of the proceeds from property disposals in Tokyo and Los Angeles.

The net interest payment totalled £66.0m in the first half of 2006/07. As in prior years, the cash interest paid was higher than the charge in the consolidated income statement as the interest on the Group's Sterling bond was paid in one instalment in May 2006.

After net interest payments, dividends to shareholders and minorities of £14.1m and other payments of £3.7m, the increase in net debt resulting from cashflows was £164.2m, similar to the movement in the first half of 2005/06. After currency exchange gains of £28.9m and fair value remeasurements of £8.8m, the total movement in net debt was an increase of £126.5m, taking reported net debt to £1,006.0m at 30 September 2006. Given the seasonality in our business, net debt at the half year is typically higher than at the financial year end.

ATTACHMENTS

EMI GROUP PLC INTERIM REPORT 2006/07

(a) Financial highlights for the six months ended 30 September 2006.
(b) Consolidated income statement for the six months ended 30 September 2006.
(c) Consolidated balance sheet at 30 September 2006.
(d) Consolidated statement of recognised income and expense for the six months ended 30 September 2006.
(e) Consolidated cash flow statement and note for the six months ended 30 September 2006.
(f)-(i) Notes to the financial statements for the six months ended 30 September 2006.

FINANCIAL SUMMARY
for the six months ended 30 September 2006 (unaudited)

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 Restated £m
Revenue	**867.9**	924.6
EBITDA (i)	**74.9**	99.6
Underlying Group profit from operations (EBITA) (ii)	**62.7**	86.7
Underlying PBT (iii)	**18.6**	41.0
Total profit before taxation	**3.2**	46.8
Underlying diluted earnings per share (iv)	**1.4p**	3.8p
Basic earnings per share	**(3.9)p**	4.7p
Dividend per share	**2.0p**	2.0p
Return on sales (v)	**7.2%**	9.4%
Interest cover (vi)	**1.7x**	2.2x

(i) EBITDA is Group profit from operations before depreciation and operating exceptional items and amortisation.
(ii) Underlying Group profit from operations (EBITA) is before operating exceptional items and amortisation.
(iii) Underlying profit before taxation (PBT) is before exceptional items and amortisation.
(iv) Underlying diluted earnings per share is before exceptional items and amortisation.
(v) Return on sales is defined as Group profit from operations before operating exceptional items and amortisation as a percentage of Group revenue.
(vi) Interest cover is defined as the number of times EBITDA is greater than Group underlying net finance charges.

Exceptional items include operating exceptional items and finance exceptional items. Operating exceptional items include impairment of goodwill and music copyrights and intangibles, gains (losses) on disposal of property, plant and equipment and remeasurement of listed investments. Finance exceptional items include remeasurement of financial assets and liabilities to be included within finance charges and exceptional refinancing costs.

CONSOLIDATED INCOME STATEMENT
for the six months ended 30 September 2006 (unaudited)

	Six months ended 30 September 2006			Six months ended 30 September 2005		
	Total	Exceptional items & amortisation*	Underlying	Underlying	Exceptional items & amortisation* Restated	Total Restated
	£m	£m	£m	£m	£m	£m
Revenue (note 2)	**867.9**	**-**	**867.9**	924.6	-	924.6
Group profit from operations before exceptional items and amortisation	**62.7**	**-**	**62.7**	86.7	-	86.7
Exceptional items and amortisation (note 3)	**(9.8)**	**(9.8)**	**-**	-	(22.8)	(22.8)
Share of profits from associates	**0.7**	**-**	**0.7**	0.6	-	0.6
Profit from operations	**53.6**	**(9.8)**	**63.4**	87.3	(22.8)	64.5
Finance charges:						
Finance income (notes 3 & 4)	**43.7**	**12.4**	**31.3**	28.3	33.8	62.1
Finance costs (notes 3 & 4)	**(94.1)**	**(18.0)**	**(76.1)**	(74.6)	(5.2)	(79.8)
Total net finance charges	**(50.4)**	**(5.6)**	**(44.8)**	(46.3)	28.6	(17.7)
Profit before taxation	**3.2**	**(15.4)**	**18.6**	41.0	5.8	46.8
Overseas	**(33.3)**	**(29.2)**	**(4.1)**	(9.0)	-	(9.0)
UK	**-**	**-**	**-**	-	-	-
Total taxation (note 5)	**(33.3)**	**(29.2)**	**(4.1)**	(9.0)	-	(9.0)
Profit from continuing operations after taxation	**(30.1)**	**(44.6)**	**14.5**	32.0	5.8	37.8
Attributable to:						
Equity holders of the parent	**(30.6)**					36.7
Minority interest	**0.5**					1.1

Earnings per share (EPS)

	Six months ended 30 September 2006	Six months ended 30 September 2005 Restated
Basic earnings per Ordinary Share (note 7)	**(3.9)p**	4.7p
Diluted earnings per Ordinary Share (note 7)	**(3.9)p**	3.1p
Underlying basic earnings per Ordinary Share (note 7)	**1.4p**	3.9p
Underlying diluted earnings per Ordinary Share (note 7)	**1.4p**	3.8p

Underlying earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Dividends (equity)

	Six months ended 30 September 2006	Six months ended 30 September 2005 Restated
	£m	£m
Dividends paid and proposed (note 6)	**63.2**	62.9

Average exchange rates for the period

	Six months ended 30 September 2006	Six months ended 30 September 2005
US Dollar to £1	**1.87**	1.82
Euro to £1	**1.47**	1.47
Yen to £1	**214.48**	200.54

The results for the period of subsidiaries reporting in foreign currencies have been translated into Sterling at the appropriate average exchange rate.

* Exceptional items and amortisation include operating exceptional items and amortisation and finance exceptional items. See the Group accounting policies section of the Group's 2006 Annual Report for definitions of these terms and for examples of the types of transactions that may fall into each category.

CONSOLIDATED BALANCE SHEET
at 30 September 2006 (unaudited)

	At 30 September 2006	At 30 September 2005 Restated	At 31 March 2006 Audited
	£m	£m	£m
Assets			
Non-current assets			
Music copyrights and intangibles	**345.7**	404.5	389.3
Goodwill	**41.4**	39.2	43.0
Property, plant and equipment	**152.4**	200.0	196.8
Investments in associates	**9.0**	9.5	8.8
Other investments	**12.1**	15.6	15.0
Deferred taxation	**21.6**	30.5	22.8
Financial derivatives	**39.4**	62.7	41.3
Other receivables	**4.4**	-	4.4
	626.0	762.0	721.4
Current assets			
Inventories	**34.3**	30.2	37.2
Advances	**331.7**	352.6	330.1
Trade receivables	**412.7**	404.0	408.5
Corporation tax recoverable	**16.7**	11.3	16.7
Other receivables	**95.0**	101.0	110.6
Investments: liquid funds	**2.1**	3.1	1.6
Cash at bank and in hand and cash deposits	**150.8**	193.2	190.9
	1,043.3	1,095.4	1,095.6
Total assets	**1,669.3**	1,857.4	1,817.0
Liabilities			
Non-current liabilities			
Borrowings	**(1,141.8)**	(1,239.6)	(1,049.4)
Other payables	**(4.2)**	(11.2)	(9.5)
Deferred taxation	**(4.9)**	(8.3)	(5.1)
Pension provisions	**(80.6)**	(72.3)	(31.1)
Financial derivatives	**(105.5)**	(83.3)	(100.3)
	(1,337.0)	(1,414.7)	(1,195.4)
Current liabilities			
Borrowings	**(17.1)**	(21.4)	(22.6)
Other payables	**(979.9)**	(1,051.1)	(1,149.0)
Current tax liability	**(153.1)**	(142.4)	(143.1)
Other provisions for liabilities and charges	**(35.0)**	(36.9)	(33.5)
	(1,185.1)	(1,251.8)	(1,348.2)
Total liabilities	**(2,522.1)**	(2,666.5)	(2,543.6)
Net liabilities	**(852.8)**	(809.1)	(726.6)
Equity			
Capital and reserves			
Share capital	**111.5**	110.6	110.7
Share premium account	**453.8**	447.3	447.8
Capital redemption reserve	**495.8**	495.8	495.8
Foreign exchange reserve	**4.1**	(11.2)	(17.1)
Other reserves	**214.5**	237.1	206.4
Retained earnings	**(2,175.1)**	(2,137.2)	(2,019.0)
Equity attributable to equity holders of the parent	**(895.4)**	(857.6)	(775.4)
Minority interests (equity)	**42.6**	48.5	48.8
Total equity	**(852.8)**	(809.1)	(726.6)

Period exchange rates

	At 30 September 2006	At 30 September 2005	At 31 March 2006
US Dollar to £1	**1.87**	1.77	1.73
Euro to £1	**1.47**	1.47	1.43
Yen to £1	**220.54**	200.51	204.66

The balance sheets of subsidiary undertakings reporting in foreign currencies have been translated into Sterling at the appropriate period end exchange rate.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the six months ended 30 September 2006 (unaudited)

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 Restated £m
Income and expense recognised directly in equity		
Exchange difference on retranslation of foreign operations	**17.5**	(14.0)
Pension funds: actuarial gains and losses	**(51.0)**	25.0
Gains (losses) on the revaluation of available-for-sale assets	**(0.3)**	-
Revaluation of music copyrights and intangibles	**-**	2.4
Net income directly recognised in equity	**(33.8)**	13.4
(Loss) profit for the period	**(30.1)**	37.8
Total recognised income and expense for the period	**(63.9)**	51.2
Attributable to:		
Equity holders of the parent	**(60.7)**	49.5
Minority interest	**(3.2)**	1.7
Total recognised income and expense for the period	**(63.9)**	51.2

CONSOLIDATED CASH FLOW STATEMENT AND NOTE

for the six months ended 30 September 2006 (unaudited)

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 Restated £m
Cash flows from operating activities		
Cash receipts from operations	**853.9**	848.9
Cash used in operations	**(991.6)**	(909.2)
Tax paid	**(18.4)**	(18.7)
Net cash used in operating activities	**(156.1)**	(79.0)
Net cash flows generated from investing activities	**76.9**	(3.7)
Net cash flows generated from financing activities		
Issue of ordinary share capital	**6.5**	-
Purchase of own shares	**(10.2)**	(0.6)
Equity dividends paid	**(10.9)**	(15.7)
Dividends paid to minorities	**(3.2)**	(2.3)
Management of liquid resources	**(2.4)**	0.2
Financing:		
New loans	**191.0**	193.4
Loans repaid	**(59.1)**	(69.9)
Capital element of finance lease repayments	**(0.4)**	(0.4)
Interest paid	**(67.2)**	(74.4)
Interest element of finance lease repayments	**(0.3)**	(0.3)
Net cash generated from financing activities	**43.8**	30.0
Net (decrease) in cash and cash equivalents	**(35.4)**	(52.7)
Cash and cash equivalents at the beginning of the period	**168.7**	227.3
Exchange gains (losses) on cash and cash equivalents in the period	**(2.7)**	0.4
Cash and cash equivalents at the end of the period	**130.6**	175.0

Reconciliation of profit from operations to net cash flow from operating activities

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m
Group profit from operations before exceptional items and amortisation	**62.7**	86.7
Remeasurement – revaluation to fair value of investments at fair value through profit and loss	**-**	1.6
Reorganisation costs	**(33.5)**	-
Costs of proposed Warner transaction	**(6.2)**	-
Gain on disposal of property, plant and equipment	**53.5**	1.0
Amortisation and impairment of music copyrights and intangibles	**(23.6)**	(25.4)
Group profit from operations (before share of profit in associates)	**52.9**	63.9
Depreciation charge	**12.2**	12.9
Gain on disposal of property, plant and equipment	**(53.5)**	(1.2)
Accelerated depreciation of property, plant and equipment	**0.3**	-
Amortisation and impairment of music copyrights and intangibles	**23.6**	25.4
Amounts provided	**43.6**	1.6
Provisions utilised	**(35.0)**	(12.1)
Remeasurement – revaluation to fair value of investments at fair value through profit and loss	**-**	(1.6)
Share-based payment transactions	**2.8**	2.0
Decrease (increase) in inventories	**1.1**	(1.0)
(Increase) in receivables	**(26.7)**	(84.5)
(Decrease) in payables	**(159.0)**	(65.7)
Net cash used in operations	**(137.7)**	(60.3)
Tax paid	**(18.4)**	(18.7)
Net cash used in operating activities	**(156.1)**	(79.0)

1. Basis of preparation

The interim financial information which comprises the accounts of the Company and its subsidiaries has been prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 31 March 2006.

The September 2005 interim financial information has been restated for the following changes in accounting treatment:
- the reconsideration of the effect of IAS 39 *Financial Instruments: Recognition and Measurement*, on recording the impact of the call feature embedded in the Euro 425m 8.625% senior notes; and
- under IAS 10 *Events After the Balance Sheet Date*, dividends proposed or declared cannot be recognised until they are authorised and no longer at the discretion of the Group. The effect of this on the Group's financial statements is that neither the interim dividend nor the final dividend relating to any particular financial year can be accounted for until the following financial year.

The financial information contained in the interim statement does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The figures for the year ended 31 March 2006 are derived from the published statutory accounts. These published accounts were reported on by the auditors without qualification or statement under Sections 237(2) or (3) of the Companies Act 1985 and have been delivered to the Registrar of Companies.

2. Segmental analysis

	Six months ended 30 September 2006			Six months ended 30 September 2005		
	EMI Music £m	EMI Music Publishing £m	Total £m	EMI Music £m	EMI Music Publishing £m	Total £m
By class of business:						
Segment revenue	**667.1**	**200.8**	**867.9**	720.7	203.9	924.6
Segment result	**29.3**	**23.6**	**52.9**	39.2	24.7	63.9

The Segment result includes operating exceptional items and amortisation of music copyrights and intangibles but excludes the Group's share of profit in associates.

3. Exceptional items and amortisation

(i) Operating exceptional items and amortisation

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m
Net gain on sale of property, plant and equipment	**53.5**	1.0
Gain on revaluation to fair value of investments at fair value through profit and loss	**-**	1.6
Restructuring and reorganisation costs: 2006/07 programme	**(33.5)**	-
Release of overprovision for reorganisation costs charged in prior years	**0.2**	2.4
Reorganisation costs in respect of prior year reorganisation programmes	**(0.2)**	(2.4)
Amortisation and impairment of music copyrights and intangibles	**(23.6)**	(25.4)
Costs incurred in connection with the possible transaction with Warner Music Group	**(6.2)**	-
Total	**(9.8)**	(22.8)

The attributable tax charge is £29.2m (30 September 2005: £nil) (Note 5).

(ii) Finance exceptional items

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 Restated £m
Fair value revaluation of convertible bond derivative liability	**(16.5)**	14.2
Fair value revaluation of interest rate swaps	**0.6**	1.4
Amortisation of fair value adjustment (US$500m 8.375% guaranteed notes)	**1.6**	-
Fair value revaluation of Eurobond call feature derivative asset	**(1.5)**	14.2
Foreign exchange on unhedged Euro borrowings	**8.1**	4.0
Foreign exchange on unhedged foreign currency borrowings	**2.1**	-
Exceptional refinancing costs	**-**	(5.2)
Total	**(5.6)**	28.6

The attributable tax charge is £nil (30 September 2005: £nil).

NOTES TO THE FINANCIAL STATEMENTS

for the six months ended 30 September 2006 (unaudited) - continued

4. Finance charges

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 Restated £m
Finance costs:		
Interest payable on bank overdrafts and loans	**47.9**	46.1
Interest payable on other loans	**3.7**	4.1
Interest payable on finance leases	**0.5**	0.2
	52.1	50.4
Interest payable on defined benefit pension scheme liabilities	**24.0**	24.2
	76.1	74.6
Finance income:		
Interest receivable on bank balances	**(0.8)**	(1.0)
Other interest receivable	**(0.2)**	(0.2)
	(1.0)	(1.2)
Expected return from defined benefit pension scheme assets	**(30.3)**	(27.1)
	(31.3)	(28.3)
Underlying net finance charges	**44.8**	46.3
Finance exceptional items (see Note 3(ii))	**5.6**	(28.6)
Total net finance charges	**50.4**	17.7

Finance charges for associated undertakings are £nil (30 September 2005: £nil).

5. Taxation

The tax charge on the underlying profit for the six months ended 30 September 2006 has been calculated by reference to the proforma tax rate for the year ending 31 March 2007. The total tax charge of £33.3m (30 September 2005: £9.0m) includes £29.2m in respect of exceptional items (30 September 2005: £nil). The principal component of the exceptional tax charge is the taxable gain on the disposal of property, plant and equipment in Japan.

6. Dividends (equity)

	2006 Per share	2005 Per share	2006 £m	2005 Restated £m
Ordinary dividends:				
2006/2005 final dividends	**6.0p**	6.0p	**47.5**	47.2
2006/2005 interim dividends	**2.0p**	2.0p	**15.7**	15.7
Total	**8.0p**	8.0p	**63.2**	62.9

The 2006 interim dividend of 2.0p per share (30 September 2005: 2.0p per share) was paid on 3 April 2006 to shareholders on the register at the close of business on 13 January 2006. The 2006 final dividend per share of 6.0p per share (30 September 2005: 6.0p per share) was approved on 13 July 2006 and paid on 2 October 2006 to shareholders on the register at the close of business on 21 July 2006.

The Board has approved an interim dividend of 2.0p per share to be paid on 2 April 2007 to shareholders on the register of members at the close of business on 12 January 2007. It is the Board's intention to apply the Scrip Dividend Scheme to the interim dividend.

NOTES TO THE FINANCIAL STATEMENTS

for the six months ended 30 September 2006 (unaudited) - continued

7. Earnings per Ordinary Share (EPS)

	Six months ended 30 September 2006	Six months ended 30 September 2005 Restated
EPS is calculated using the following:		
Earnings	**£(30.6)m**	£36.7m
Underlying earnings	**£11.4m**	£30.7m
Basic		
Weighted average number of Ordinary Shares	**792.2m**	786.3m
Diluted		
Adjusted weighted average number of Ordinary Shares	**801.2m**	874.1m
Diluted underlying		
Adjusted weighted average number of Ordinary Shares	**801.2m**	795.2m

The adjusted weighted average number of Ordinary Shares used in the diluted underlying earnings per share calculations, 801.2m (30 September 2005: 795.2m), is the weighted average number of Ordinary Shares, 792.2m (30 September 2005: 786.3m) adjusted by the effect of dilutive share options, 9.0m (30 September 2005: 8.9m).

The number of Ordinary Shares arising from the conversion of convertible bond options, 78.9m (30 September 2005: 78.9m), is not included in the calculation of the diluted underlying earnings per share because of its anti-dilutive effect. Similarly it is not included in the calculation of the diluted earnings per share calculation at 30 September 2006 because of its anti-dilutive effect. It is however included in the calculation of diluted earnings per share at 30 September 2005 because it is dilutive.

Reconciliation from basic to diluted earnings per Ordinary Share

	Six months ended 30 September 2006		Six months ended 30 September 2005	
			Restated	Restated
	£m	**Per Share**	£m	Per Share
Earnings/basic EPS	**(30.6)**	**(3.9)p**	36.7	4.7p
Dilutive adjustments:				
Convertible bond – attributable interest cost* and dilution	-	-	(9.6)	(1.6)p
Dilutive share options – dilution	-	**0.0p**	-	0.0p
Earnings adjusted for effects of dilution / diluted EPS	**(30.6)**	**(3.9)p**	27.1	3.1p

* Including the fair value revaluation of the convertible bond derivative liability included within finance exceptional items.

Reconciliation from basic to underlying and underlying diluted earnings per Ordinary Share

	Six months ended 30 September 2006		Six months ended 30 September 2005	
			Restated	Restated
	£m	**Per Share**	£m	Per Share
Earnings/basic EPS	**(30.6)**	**(3.9)p**	36.7	4.7p
Exceptional items and amortisation:				
Operating exceptional items and attributable taxation	**15.4**	**1.9p**	(2.6)	(0.3)p
Amortisation and impairment of music copyrights and intangibles	**23.6**	**3.0p**	25.4	3.2p
Minority interest in operating exceptional items and attributable taxation	**(2.4)**	**(0.3)p**	-	0.0p
Minority interest in amortisation of music copyrights and intangibles	**(0.2)**	**0.0p**	(0.2)	0.0p
Finance exceptional items	**5.6**	**0.7p**	(28.6)	(3.7)p
Underlying earnings / underlying basic EPS	**11.4**	**1.4p**	30.7	3.9p
Dilutive adjustments:				
Convertible bond – attributable interest cost and dilution	-	-	-	-
Dilutive share options - dilution	-	**0.0p**	-	(0.1)p
Underlying earnings adjusted for effects of dilution / underlying diluted EPS	**11.4**	**1.4p**	30.7	3.8p

8. Reconciliation of movements in equity attributable to equity holders of the parent

	Six months ended 30 September 2006		Six months ended 30 September 2005	
	£m	£m	£m	£m
Opening balance		**(775.4)**		(883.4)
Prior year adjustment		**-**		37.8
Opening shareholders' funds – restated		**(775.4)**		(845.6)
(Loss) profit for the financial period	**(30.6)**		36.7	
Dividends (equity) (Note 6)	**(63.2)**		(62.9)	
Other recognised gains and losses	**(30.1)**		12.8	
Scrip dividend	**4.5**		-	
Purchase of shares by EBT	**(10.2)**		(0.6)	
Share-based payment transactions	**2.8**		2.0	
Shares issued	**6.8**		-	
Net decrease for the period		**(120.0)**		(12.0)
Closing balance		**(895.4)**		(857.6)